[GPC BIOTECH LOGO] [GRAPHIC OMITTED]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                      GPC Biotech Reports Financial Results
                            for First Quarter of 2005

Martinsried/Munich (Germany) and U.S. Research & Development Facilities in Waltham/Boston, Mass. and Princeton, N.J., May 4, 2005 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the first three months ended March 31, 2005.

Quarter over quarter results: first quarter 2005 compared to fourth quarter 2004 As anticipated, revenues for the first three months of 2005 decreased 46% to
(euro) 1.9 million compared to (euro) 3.5 million for the previous quarter. Research and development (R&D) expenses decreased 10% in the first quarter of 2005 to (euro) 11.2 million compared to (euro) 12.5 million in the fourth quarter of 2004. General and administrative (G&A) expenses for the first quarter of 2005 remained stable at (euro) 3.9 million, the same as for the previous quarter. During the first quarter of 2005, there was also a one-time, non-cash charge of (euro) 0.6 million for in-process R&D expenses as a result of the Company's acquisition of the assets of Axxima Pharmaceuticals. Excluding the one-time charge, the Company's net loss decreased 13% to (euro) (12.0) million in the first quarter of 2005 compared to (euro) (13.8) million for the previous quarter. Inclusive of this one-time charge, the Company's net loss decreased 9% to (euro) (12.5) million in the first quarter of 2005 compared to the previous quarter. Basic and diluted loss per share inclusive of the one-time charge for in-process R&D was (euro) (0.43) for the first quarter of 2005 compared to
(euro) (0.50) for the previous quarter. Figures related to the Axxima acquisition are subject to change.

Comparison to previous year: first quarter 2005 compared to first quarter 2004 Revenues for the first three months of 2005 decreased 53% to (euro) 1.9 million from (euro) 4.0 million for the same period in 2004. Research and development (R&D) expenses increased 30% for the first quarter of 2005 to (euro) 11.2 million compared to (euro) 8.7 million for the same period in 2004. The increase for 2005 was mainly due to increased drug development activities, including a ramp-up of patients enrolled in the satraplatin SPARC Phase 3 registrational trial. General and administrative (G&A) expenses for the first quarter of 2005 increased 42% to
(euro) 3.9 million compared to (euro) 2.8 million for the same quarter in 2004. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro) 1.8 million for the first quarter of 2005 compared to (euro) 0.4 million for the same period in 2004. Excluding the one-time charge of (euro) 0.6 million for in-process R&D expenses from the acquisition of the assets of Axxima, the Company's net loss, as expected, increased 73% to (euro) (12.0) million for the first quarter of 2005 compared to
(euro) (6.9) million for the same period in 2004. Inclusive of this one-time charge, the Company's net loss increased 81% to (euro) (12.5) million for the first quarter of 2005 compared to the same period in 2004. Basic and diluted loss per share inclusive of the one-time charge was (euro) (0.43) for the first quarter of 2005 compared to (euro) (0.33) for the same period in 2004.

As of March 31, 2005, cash, cash equivalents, short-term investments and marketable securities totaled (euro) 131.3 million (December 31, 2004: (euro)
131.0 million), including (euro) 2.6 million in restricted cash. Net cash burn for the first three months of 2005 was (euro) 11.6 million. This figure includes a one-time payment of (euro) 2.0 million for the acquisition of certain assets from Axxima. Net cash burn was (euro) 10 million for the previous quarter - the fourth quarter of 2004, and (euro) 8.8 million for the first quarter of 2004. Net cash burn is derived by adding net cash used in operating activities ((euro)
9.1 million) and purchases of property, equipment and licenses ((euro) 2.5 million). The figures used to calculate net cash burn are contained in the Company's unaudited consolidated statements of cash flows for the three-month period ended March 31, 2005.

"Our financial results are as expected and continue to reflect our ongoing focus on oncology drug discovery and development and away from new technology platform alliances. We believe this shift, begun several years ago, is important for the long-term success of GPC Biotech," said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. "The first quarter results also reflect our recent acquisition of the assets of Axxima Pharmaceuticals, including a one-time non-cash charge for in-process R&D of (euro) 0.6 million. In addition, due to the accounting treatment of the acquisition, the net cash burn of (euro)
11.6 million for the quarter includes (euro) 2.0 million for the purchase of equipment. This figure is still within our previous guidance of (euro) 10-12 million for net cash burn."

"We continued to successfully advance our oncology development programs during the first quarter," said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. "I am especially pleased with the rate of patient accrual in the satraplatin SPARC Phase 3 registrational trial. The SPARC trial is one of the fastest accruing large, randomized Phase 3 trials for chemotherapy drugs in prostate cancer to date. In addition, we entered a second development program - our anticancer monoclonal antibody 1D09C3 - into human clinical testing during the first quarter of this year."

Dr. Seizinger continued, "We also took steps to strengthen our pre-clinical oncology discovery pipeline through the acquisition of the assets of Axxima Pharmaceuticals. This acquisition enabled us to add important expertise in the area of kinase-based drug discovery at a very favorable price, and we are delighted to have had the opportunity to add excellent and experienced scientists to our discovery team."

Highlights from First Quarter 2005 and later

Lead anticancer drug candidate, satraplatin
-------------------------------------------
     o Publication of data from a 50-patient study in hormone-refractory prostate cancer (HRPC) in medical journal, Oncology. Data from the study were first presented at the 2003 American Society for Clinical Oncology (ASCO) Annual Meeting. These data formed the basis for the satraplatin SPARC Phase 3 registrational trial in second-line chemotherapy for HRPC, which is currently underway.
     o The SPARC Phase 3 registrational trial is one of the fastest accruing, large randomized Phase 3 trials for chemotherapy drugs in prostate cancer. Five hundred patients had been accrued to the trial as of March 10, 2005.
     o In vitro data presented at the 2005 Annual Meeting of the American Association for Cancer Research (AACR) indicate that satraplatin remains active in drug-resistant tumor cells pre-treated with other commonly used cancer drugs. Also, a synergistic response was demonstrated in prostate cancer cells treated sequentially with TAXOTERE(R) and satraplatin.
     o The independent Data Monitoring Board for the SPARC trial held its second review of safety data from the ongoing study. The Board reported that the design and conduct of the trial remained sound and recommended that the trial continue as planned.

Additional highlights
---------------------
     o The anticancer monoclonal antibody 1D09C3 was entered into human clinical testing. A Phase 1 study evaluating the antibody in patients with relapsed or refractory B-cell lymphomas is underway.
     o The Company acquired the assets of Axxima Pharmaceuticals, a company focused on kinase-based drug discovery, in a cash neutral transaction by issuing approximately 1.3 million new shares. The strategic acquisition was made to assist GPC Biotech in achieving its longer-term goal of further growing its drug pipeline with novel mechanism-based therapies to treat cancer. The cash infusion associated with the transaction is enabling the Company to strengthen its mechanism-based drug discovery efforts without tapping into the financial resources earmarked for advanced clinical oncology programs, particularly satraplatin.

Conference Call Scheduled
As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on May 4 at 14:30 CET/8:30 AM EDT.

The dial-in numbers for the call are as follows:

European participants: 0049 (0)69 22222 0408
U.S. participants: 1-866-239-0750 (toll-free)


GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company's lead product candidate - satraplatin - is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S. FDA and receipt of a Scientific Advice letter from the European central regulatory authority, EMEA. The FDA has also granted fast track designation to satraplatin for this indication. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. Other anticancer programs include: a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and a small molecule broad-spectrum cell cycle inhibitor, currently in pre-clinical development. The Company is leveraging its drug discovery technologies to elucidate the mechanisms-of-action of drug candidates and to support the growth of its drug pipeline. GPC Biotech also has a multi-year alliance with ALTANA Pharma AG working with the ALTANA Research Institute in the U.S., which provides GPC Biotech with revenues through mid-2007. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has research and development sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.

This press release may contain projections or estimates relating to plans and objectives relating to our future operations, products, or services; future financial results; or assumptions underlying or relating to any such statements; each of which constitutes a forward-looking statement subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, and the effectiveness of patent protection. There can be no guarantee that the satraplatin SPARC trial or the trial with 1D09C3 will be completed nor that these drugs will be approved for marketing in a timely manner, if at all. We direct you to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the Company's future results, performance and achievements. The Company disclaims any intent or obligation to update these forward-looking statements or the factors that may affect the Company's future results, performance or achievements, even if new information becomes available in the future.


For further information, please contact:


GPC Biotech AG
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany
Phone/Fax: +49 (0)89 8565-2600/-2610
info@gpc-biotech.com

Martin Braendle (ext. 2693)                               In the U.S.:  Laurie Doyle
Associate Director, Investor Relations &                  Associate Director, Investor Relations &
Corporate Communications                                  Corporate Communications
martin.braendle@gpc-biotech.com                           Phone: +1 781 890 9007 X267
                                                          laurie.doyle@gpc-biotech.com

                                                                    Page 4 of 12

                                                          Additional Media Contact:
                                                          In Europe
                                                          Maitland Noonan Russo
                                                          In London: Brian Hudspith
                                                          Phone: +44 (0)20 7379 5151
                                                          bhudspith@maitland.co.uk


                              - Financials Follow -

Consolidated Statements of Operations (U.S. GAAP)

                                                                            Three months ended March 31,
in thousand (euro), except share and per share data                2005 (unaudited)     2004 (unaudited)
-------------------------------------------------------------------------------------------------------
Collaborative revenues (a)                                                   1,880                3,959
Total revenues                                                               1,880                3,959
Research and development expenses                                           11,245                8,682
General and administrative expenses                                          3,945                2,786
In process research and development                                            570                    -
Amortization of intangible assets                                               50                  101
Total operating expenses                                                    15,810               11,569
-------------------------------------------------------------------------------------------------------
Operating loss                                                            (13,930)              (7,610)
Other income                                                                   797                  234
Interest income                                                                776                  608
Other expenses                                                               (140)                (131)
Interest expense                                                              (23)                 (26)
-------------------------------------------------------------------------------------------------------
Net loss                                                                  (12,520)              (6,925)


Basic and diluted net loss per share, in euro                               (0.43)               (0.33)

Shares used in computing basic and diluted loss per share               29,187,304           21,085,710

-----------------
(a) Revenues from related party
Collaborative revenues                                                       1,824                3,959

See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Balance Sheets (U.S. GAAP)

in thousand (euro), except share data and per share data

Assets                                                                      March 31, 2005     December 31, 2004
                                                                            (unaudited)
----------------------------------------------------------------------------------------------------------------
Current assets
 Cash and cash equivalents                                                          23,669               59,421
 Marketable securities and short-term investments                                  105,046               69,248
 Accounts receivable, related party                                                      -                1,006
 Prepaid expenses                                                                    1,294                1,170
 Other current assets                                                                3,419                4,211
---------------------------------------------------------------------------------------------------------------
Total current assets                                                               133,428              135,056

Property and equipment, net                                                          5,020                2,615
Intangible assets acquired in a business combination, net                            1,556                  413
Other assets, non-current                                                            1,309                1,488
Restricted cash                                                                      2,601                2,321
----------------------------------------------------------------------------------------------------------------
Total assets                                                                       143,914              141,893

Liabilities and shareholders' equity
----------------------------------------------------------------------------------------------------------------
Current liabilities
 Accounts payable                                                                      156                  519
 Accrued expenses and other current liabilities                                      7,157                6,910
 Current portion of deferred revenue                                                   222                    -
 Current portion of deferred revenue, related party                                  4,200                4,938
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                           11,735               12,367

Deferred revenue, net of current portion                                               222                    -
Deferred revenues, related party, net of current portion                             2,438                2,925
Convertible bonds                                                                    1,768                1,768

Shareholders' equity
 Ordinary shares, (euro) 1 non-par, notional value;
 Shares authorized: 51,655,630 as of March 31, 2005
  and 51,655,630 as of December 31, 2004
 Shares issued and outstanding: 30,075,652 as of March 31, 2005
  and 28,741,194 as of December 31, 2004                                            30,076               28,741
 Additional paid-in capital                                                        279,556              266,074
 Accumulated other comprehensive loss                                              (2,111)              (2,732)
 Accumulated deficit                                                             (179,770)            (167,250)
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                         127,751              124,833
----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                         143,914              141,893

See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows (U.S. GAAP)

                                                                                    Three months ended March 31,
in thousand (euro)                                                      2005 (unaudited)        2004 (unaudited)
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                                                        (12,520)                 (6,925)

Adjustments to reconcile net loss to net cash used in operating activities:
 Depreciation                                                                        613                     433
 Amortization                                                                         50                     127
 Compensation cost for stock option plan and convertible bonds                     1,790                     388
 Acquired in-process research and development                                        570                       -
 Accrued interest income on marketable securities and short-term
     investments                                                                     245                   (258)
 Bond premium amortization                                                           139                     107
 (Gain)/loss on disposal of property and equipment                                  (22)                      23
 (Gain)/loss on marketable securities and short-term investments                   (795)                       -
 Changes in operating assets and liabilities:
   Accounts receivable, related party                                              1,006                 (1,540)
   Accounts receivable                                                                 -                     236
   Other assets, current and non-current                                             935                      10
   Accounts payable                                                                (371)                     740
   Deferred revenue                                                                  444                       -
   Deferred revenue, related party                                               (1,231)                 (1,274)
   Other liabilities and accrued expenses                                             60                   (335)
----------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                            (9,087)                 (8,268)
Cash flows from investing activities
Purchases of property, equipment and licenses                                    (2,554)                   (492)
Proceeds from the sale of property and equipment                                      27                       -
Proceeds from sale of marketable securities and short-term investments             7,147                  13,213
Purchases of marketable securities and short-term investments                   (42,637)                (22,504)
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (38,017)                 (9,783)
Cash flows from financing activities
Proceeds from issuance of shares                                                 10,705
Principal payments under capital lease obligations                                    -                     (81)
Payments for cancellation of convertible bonds                                        -                      (4)
Proceeds from exercise of stock options and convertible bonds                       178                    1,170
Cash received for subscribed shares                                                   -                      155
Principal payments of loans                                                           -                     (64)
----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                        10,883                    1,176
Effect of exchange rate changes on cash                                             618                      133
Changes in Restricted cash                                                        (149)                      (4)
Net increase/(decrease) in cash                                                  35,752                 (16,746)
Cash and cash equivalents at the beginning of the period                         59,421                   34,947
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                               23,669                   18,201

Supplemental information:
 Cash paid for interest                                                              40                       20
 Non-cash investing and financing activities:
 Accrual of cost incurred in connection with equity offering                          -                    1,200
 Amount receivable for subscribed shares                                              -                      152
 Net assets acquired in exchange for shares in connection with asset              2,144                        -
 acquisition

See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Statements of Changes in Shareholder's Equity (U.S. GAAP)

                                                                                                  Accumulated
                                            Ordinary shares                                             Other
                                            ---------------     Additional Paid-  Subscribed    Comprehensive    Accumulated
in thousand (euro), except share data     Shares     Amount          in Capital       Shares           Income        Deficit
------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003       20,754,075     20,754            190,335         215           (2,102)       (127,323)
------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
 Net loss                                                                                                            (6.925)
 Change in unrealized gain on
  available-for-sale securities                                                                          120
 Accumulated translation adjustments                                                                     183

 Total comprehensive loss
Exercise of stock options and
  convertible bonds                      580,184        580                843         100

Compensation costs, stock options
  and convertible bonds                                                    388
                                     -----------------------------------------------------------------------------------------
Balance as of March 31, 2004
 (unaudited)                          21,334,259     21,334            191,566         315           (1,799)       (134,248)
==============================================================================================================================

------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2004       28,741,194     28,741            266,074           -           (2,732)       (167,250)
------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:

 Net loss                                                                                                           (12,520)

 Change in unrealized gain on
  available-for-sale securities                                                                        (103)
 Accumulated translation adjustments                                                                     724

 Total comprehensive loss
 Issuance of shares in business
  combination
 Issuance of shares in equity
  offering                             1,311,098      1,311             11,538
 Exercise of stock options and
  convertible bonds                       23,360         24                154
 Compensation costs, stock
  options and convertible bonds                                          1,790
                                     -----------------------------------------------------------------------------------------
Balance as of March 31, 2005
  (unaudited)                         30,075,652     30,076            279,556           -           (2,111)       (179,770)
------------------------------------------------------------------------------------------------------------------------------

                                               Total
                                       Shareholders'
in thousand (euro), except share data         Equity
-----------------------------------------------------
Balance as of December 31, 2003               81,879
-----------------------------------------------------
Components of comprehensive loss:
 Net loss                                    (6.925)
 Change in unrealized gain on
  available-for-sale securities                  120
 Accumulated translation adjustments             183
                                          ----------

 Total comprehensive loss                    (6,622)
Exercise of stock options and
  convertible bonds                            1,523

Compensation costs, stock options
  and convertible bonds                          388
                                          ----------
Balance as of March 31, 2004
 (unaudited)                                  77,168
====================================================

----------------------------------------------------
Balance as of December 31, 2004              124,833
----------------------------------------------------
Components of comprehensive loss:

 Net loss                                   (12,520)

 Change in unrealized gain on
  available-for-sale securities                (103)
 Accumulated translation adjustments             724
                                          ----------

 Total comprehensive loss                   (11,899)
 Issuance of shares in business
  combination
 Issuance of shares in equity
  offering                                    12,849
 Exercise of stock options and
  convertible bonds                              178
 Compensation costs, stock
  options and convertible bonds                1,790
                                          ----------
Balance as of March 31, 2005
  (unaudited)                                127,751
----------------------------------------------------

 See accompanying notes to unaudited interim consolidated financial statements.

                                 GPC Biotech AG
        Notes to the Unaudited Interim Consolidated Financial Statements

1.    Basis of Presentation

         The accompanying unaudited consolidated financial statements of GPC Biotech AG (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of results to be expected for the full year ending December 31, 2005. The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2004.

2.    Acquisition of Significant Assets

         On March 2, 2005, the Company entered into agreements to acquire significant assets of Axxima Pharmaceuticals AG ("Axxima"), a Munich-based company in bankruptcy proceedings. Axxima was a drug discovery company focussing on the field of kinase inhibition. The acquisition of these assets is expected to assist in the growth of the Company's drug pipeline with novel mechanism-based therapies to treat cancer.

         The aggregate purchase price of the assets was (euro) 12.8 million, which was paid for by issuing 1,311,098 ordinary shares. The value of the shares issued was determined based on an average closing price of the Company's shares around the transaction date of March 2, 2005. The transaction has been accounted for as an acquisition of assets in a transaction other than a business combination.

         The following table summarizes the estimated fair values of the assets acquired. The Company is in the process of obtaining third-party valuations of the assets acquired. Thus, the allocation of the price is preliminary and subject to adjustment.

                                                    (in thousand (euro))
                                                   --------------------
Cash                                                            10,705
Property and equipment                                           2,683
In process research and development acquired                       570
Grant payments receivable                                          962
Intangible asset subject to amortization:
   Lease contract                                                  353
                                                   --------------------
   Total assets acquired                                        15,273
Due to seller                                                   (2,000)
Deferred tax liability                                            (424)
                                                   --------------------
   Total liabilities assumed                                    (2,424)
                                                   --------------------
   Net assets acquired                                          12,849
                                                   ====================


         The (euro) 0.6 million assigned to acquired in process research and development were expensed at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method. The amount is included in operating expenses.


3.    Loss per Share

         Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options, warrants and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options, warrants and convertible debt would be antidilutive.

4.    Comprehensive Loss

         Comprehensive loss was (euro) 11.9 million and (euro) 6.6 million for the three months ended March 31, 2005 and 2004, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at March 31, 2005 and 2004 reflected (euro) 0.4 million and
(euro) 0.8 million of unrealized gains on marketable securities and short-term investments, and (euro) 2.5 million and (euro) 2.6 million of cumulative foreign currency translation loss adjustments, respectively.

5.    Shareholders' Equity

         During the three months ended March 31, 2005, employees of the Company exercised some of their fully vested options, receiving 23,360 new ordinary shares of the Company.


6.    Additional Disclosures

         The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of March 31, 2005 and 2004, the number of employees totalled 211 and 161, respectively.

Shareholdings of Management

As of March 31, 2005, the members of the Management Board and Supervisory Board held shares, options and convertible bonds in the amounts set forth in the table below:


                                                                     Number of    Number of Stock
                                     Number of      Number of       Convertible     Appreciation
                                       Shares         Options          Bonds           Rights
----------------------------------------------------------------------------------------------------
Management Board
----------------------------------------------------------------------------------------------------
Bernd R. Seizinger, M.D., Ph.D.             -        1,374,280         600,000                   -
Elmar Maier, Ph.D.                     266,000         289,000         191,000                   -
Sebastian Meier-Ewert, Ph.D.           333,200         299,000         230,500                   -
Mirko Scherer, Ph.D.                    24,000         429,000         201,000                   -

Supervisory Board
----------------------------------------------------------------------------------------------------
Jurgen Drews, M.D. (Chairman)           28,800          10,000          25,000              20,000
Michael Lytton (Vice Chairman)              -           10,000          39,000              15,000
Metin Colpan, Ph.D.                     14,400          10,000          15,000              11,250
Prabhavathi Fernandes, Ph.D.                -               -           10,000              12,250
Peter Preuss                            80,000              -           30,000              12,250
James Frates                             1,000              -               -               15,000